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Investor Update

Investment in Canva, the leading online design and visual communication platform

The Innovation Fund has made a $6 million investment in Canva - a platform that empowers anyone to easily create stunning graphics, videos, presentations, and more.

https://www.youtube.com/watch?v=CE7KTszVCRU

The Innovation Fund recently closed a $6 million investment in Canva, the leading online design and visual communication platform. Canva empowers anyone to easily create stunning graphics, videos, presentations, and more with its easy-to-use drag-and-drop interfaces and thousands of free templates.

Canva is emerging as the leading challenger of Adobe, a $240 billion[1] company and the dominant player in design software. Canva recently even surpassed Adobe in online search interest. In other words, Canva's potential is enormous, without even taking into account the disruption potential of AI, which Canva is so well positioned to exploit. The power of software and now AI, is democratizing design, with ever increasing quality and ever broader access.

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[1] Adobe Inc. approximate market cap as of September 15, 2023. Source: nasdaq.com

Worldwide Search Interest



At the beginning of August, *Forbes* ranked Canva 4th on its annual Cloud 100 list of the world's best private cloud computing companies. According to Forbes, with more than 135 million monthly active users, more than $1.6 billion in annualized revenue[2], and a brand-new suite of generative AI tools, we believe Canva is one of the most exciting consumer technology businesses on the planet and are proud to be shareholders.

The backstory

Canva was founded in 2012 by three Australians: CEO, Melanie Perkins, COO, Cliff Obrecht, and CPO, Cameron Adams. Perkins was a design tutor at the University of Western Australia when she noticed that many of her students struggled to master (and to afford) the most popular design software tools like Adobe Photoshop and Illustrator.

After founding an online platform that allowed students and teachers to create their own yearbooks, Perkins and Obrecht connected with Adams, a former Google engineer and designer. The trio then set out to build a design platform that could be easily used by anyone. They officially launched Canva in 2013.

By 2015, Canva already had more than 10 million users. Today, that number has grown to more than 135 million.

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[2] https://www.forbes.com/sites/alexkonrad/2023/03/23/canva-launches-magic-ai-tools-reaches-125-million-users/?sh%3D52a2bff9290e&sa=D&source=docs&ust=1695052438612444&usg=AOvVaw0MMNrP0OMPsPwfTqKCbp90

Canva's platform

When you visit Canva's [homepage](), you're greeted with a simple question: "What will you design today?" The implication is that Canva can help you design anything and everything—and within a few clicks, you'll start to believe them.

Canva's vision for empowering *anyone* to design *anything* and publish *anywhere* is threaded through their user experience. Canva's deep library of use case specific templates makes it faster and easier to turn an idea into an output. From flyers to Instagram stories to presentation decks to entire websites, Canva's combination of templates, drag-and-drop simplicity, and sneaky-powerful technology solves virtually every visual communication challenge.

While Canva's usability makes it possible for a broader range of users to create powerful designs, it doesn't preclude it from being applicable within the enterprise. Canva effectively balances ease of use with deep functionality and collaboration capabilities, which helps explain why 85% of Fortune 500 companies rely on it.

One of the subtle advantages of Canva is its "open" approach to partners and collaborators, becoming both a software application and a marketplace platform. Canva touts hundreds of third-party applications that have been developed to augment Canva's existing services, for instance. There's even a surprisingly-large cottage industry of designers who sell Canva templates online to small business owners and Canva beginners (with many reporting earning thousands of dollars per month in sales).

Why we invested

- **Large, loyal, and fast-growing user base:** Canva found product-market fit almost immediately, acting on Perkins' hunch that there was significant latent demand for an easier-but-still-powerful alternative to Adobe Creative Suite. Canva's seemingly endless stream of innovations, including a library of more than 800,000 templates and 100 million photos, illustrations, and fonts, have earned considerable loyalty from their hundreds of millions of users. The arrival of the creator economy, in particular, has been a natural boon for Canva's hockey-stick growth.

- **Exceptionally strong financials:** Canva has long been profitable and cash-flow positive while continuing to double in sales, with an annualized revenue run-rate of more than $1.6 billion. That helps explain Canva's status as one of the most valuable private companies in the world.

- **Persistent long-term growth potential:** Canva's ability to address a massive and underserved market creates an opportunity for long-term durable growth. Their product is offered in over 100 languages and across 190 countries. They have attractive growth opportunities through further expansion up market and continued international

expansion.

- **Directly benefiting from AI:** Canva was one of the earliest adopters of new generative AI technology, offering new ways to create custom presentations, automatically sync video footage, and translate text into more than 100 languages. These features aren't just window dressing, either: their "Magic Eraser" tool, designed to remove anything you don't want in an image, has already been used 2 billion times.



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Looking ahead

While the two companies aren't perfectly comparable, we believe Canva has the opportunity to become a next-gen, cloud-native Adobe built for the modern AI economy. As Canva has continued to surge in broader consumer adoption product iteration, Adobe is beginning to fight back. Earlier this year, Adobe unveiled its Firefly platform which features a number of generative AI tools.

We expect Canva to continue to benefit from a myriad of tailwinds, though, including additional advances in generative AI, the continued emergence of the creator economy, the rapid growth in online education and remote work, and global ecommerce and internet adoption more broadly.

Canva is exactly the kind of company that would've been unavailable to most investors prior to the launch of the Fundrise Innovation Fund. We're proud to bring such an exciting investment to more people than ever before.

Onward,

The Fundrise Team

Further Reading

- The Canva timeline: 10 years of empowering the world to design
- Fortune: Canva Launches 'Magic' AI Tools For Its Design Software's 125 Million Users

Disclaimers

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.